

GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Accredit Loans Inc, 2006-QO3
2. Factor Summary	Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*		
4. Interest Summary	Closing Date:	03/30/2006
	First Distribution Date:	04/25/2006
5. Other Income Detail *(Not Applicable)*	Determination Date:	06/22/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	06/26/2006
	Record Date:	
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	Book-Entry:	06/23/2006
8. Collateral Summary	Definitive:	05/31/2006
9. Repurchase Information	Trustee:	Deutsche Bank Trust Company Americas
	Main Telephone:	714-247-6000
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	GMAC-RFC	
12. Loss Mitigation and Servicing Modifications	Bond Administrator:	Rona Hsu
	Telephone:	818-260-1508
13. Losses and Recoveries		
14. Credit Enhancement Report	Pool(s) :	40313
15. Distribution Percentages		
16. Overcollateralization Summary		
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts		
18. Performance Tests		
19. Lender Paid Mortgage Insurance *(Not Applicable)*		
20. Comments		



1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	761118WP9	359,391,000.00	359,317,412.16	5.29125000	1,035,896.56	1,689,989.56	2,725,886.12	0.00	0.00	0.00	358,281,515.60
A-2	761118WQ7	149,747,000.00	149,719,248.16	5.34125000	431,634.11	710,833.72	1,142,467.83	0.00	0.00	0.00	149,287,614.05
A-3	761118WR5	89,848,000.00	89,833,793.26	5.41125000	258,986.94	432,100.55	691,087.49	0.00	0.00	0.00	89,574,806.32
M-1	761118WS3	16,576,000.00	16,610,731.77	5.50125000	0.00	81,226.48	81,226.48	0.00	0.00	0.00	16,610,731.77
M-2	761118WT1	8,450,000.00	8,467,738.24	5.51125000	0.00	41,482.51	41,482.51	0.00	0.00	0.00	8,467,738.24
M-3	761118WU8	3,250,000.00	3,256,873.03	5.55125000	0.00	16,070.86	16,070.86	0.00	0.00	0.00	3,256,873.03
M-4	761118WV6	3,250,000.00	3,257,189.51	5.80125000	0.00	16,796.24	16,796.24	0.00	0.00	0.00	3,257,189.51
M-5	761118WW4	3,250,000.00	3,257,265.46	5.86125000	0.00	16,970.35	16,970.35	0.00	0.00	0.00	3,257,265.46
M-6	761118WX2	3,250,000.00	3,257,455.35	6.01125000	0.00	17,405.67	17,405.67	0.00	0.00	0.00	3,257,455.35
M-7	761118WY0	4,550,000.00	4,561,447.67	6.46465047	0.00	26,684.47	26,684.47	0.00	0.00	0.00	4,561,447.67
M-8	761118WZ7	3,250,000.00	3,258,176.91	6.46465047	0.00	19,060.33	19,060.33	0.00	0.00	0.00	3,258,176.91
SB	761118XA1	5,200,926.42	5,200,103.41	0.00000000	0.00	761,599.33	761,599.33	0.00	0.00	0.00	5,200,103.41
R-I	761118XB9	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	761118XC7	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**650,012,926.42**	**649,997,434.93**		**1,726,517.61**	**3,830,220.07**	**5,556,737.68**	**0.00**	**0.00**	**0.00**	**648,270,917.32**



GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QO3
June 26, 2006

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	761118WP9	999.79524295	2.88236645	4.70237029	7.58473674	0.00000000	0.00000000	996.91287650
A-2	761118WQ7	999.81467515	2.88242242	4.74689790	7.62932032	0.00000000	0.00000000	996.93225273
A-3	761118WR5	999.84188029	2.88250089	4.80923949	7.69174038	0.00000000	0.00000000	996.95937940
M-1	761118WS3	1,002.09530466	0.00000000	4.90024614	4.90024614	0.00000000	0.00000000	1,002.09530466
M-2	761118WT1	1,002.09920000	0.00000000	4.90917278	4.90917278	0.00000000	0.00000000	1,002.09920000
M-3	761118WU8	1,002.11477846	0.00000000	4.94488000	4.94488000	0.00000000	0.00000000	1,002.11477846
M-4	761118WV6	1,002.21215692	0.00000000	5.16807385	5.16807385	0.00000000	0.00000000	1,002.21215692
M-5	761118WW4	1,002.23552615	0.00000000	5.22164615	5.22164615	0.00000000	0.00000000	1,002.23552615
M-6	761118WX2	1,002.29395385	0.00000000	5.35559077	5.35559077	0.00000000	0.00000000	1,002.29395385
M-7	761118WY0	1,002.51597143	0.00000000	5.86471868	5.86471868	0.00000000	0.00000000	1,002.51597143
M-8	761118WZ7	1,002.51597231	0.00000000	5.86471692	5.86471692	0.00000000	0.00000000	1,002.51597231
SB [1]	761118XA1							
R-I	761118XB9	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	761118XC7	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	99.73200393%



GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QO3
June 26, 2006

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	05/25/2006	06/25/2006	Actual/360	359,317,412.16	5.29125000	1,689,989.56	0.00	0.00	0.00	0.00	1,689,989.56	0.00
A-2	05/25/2006	06/25/2006	Actual/360	149,719,248.16	5.34125000	710,833.72	0.00	0.00	0.00	0.00	710,833.72	0.00
A-3	05/25/2006	06/25/2006	Actual/360	89,833,793.26	5.41125000	432,100.55	0.00	0.00	0.00	0.00	432,100.55	0.00
M-1	05/25/2006	06/25/2006	Actual/360	16,610,731.77	5.50125000	81,226.48	0.00	0.00	0.00	0.00	81,226.48	0.00
M-2	05/25/2006	06/25/2006	Actual/360	8,467,738.24	5.51125000	41,482.51	0.00	0.00	0.00	0.00	41,482.51	0.00
M-3	05/25/2006	06/25/2006	Actual/360	3,256,873.03	5.55125000	16,070.86	0.00	0.00	0.00	0.00	16,070.86	0.00
M-4	05/25/2006	06/25/2006	Actual/360	3,257,189.51	5.80125000	16,796.24	0.00	0.00	0.00	0.00	16,796.24	0.00
M-5	05/25/2006	06/25/2006	Actual/360	3,257,265.46	5.86125000	16,970.35	0.00	0.00	0.00	0.00	16,970.35	0.00
M-6	05/25/2006	06/25/2006	Actual/360	3,257,455.35	6.01125000	17,405.67	0.00	0.00	0.00	0.00	17,405.67	0.00
M-7	05/25/2006	06/25/2006	Actual/360	4,561,447.67	6.46465047	26,684.47	0.00	0.00	0.00	0.00	26,684.47	0.00
M-8	05/25/2006	06/25/2006	Actual/360	3,258,176.91	6.46465047	19,060.33	0.00	0.00	0.00	0.00	19,060.33	0.00
SB	05/01/2006	05/31/2006	Actual/360	5,200,103.41	0.00000000	0.00	0.00	0.00	0.00	761,599.33	761,599.33	0.00
Deal Totals				**649,997,434.93**		**3,068,620.74**	**0.00**	**0.00**	**0.00**	**761,599.33**	**3,830,220.07**	**0.00**

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	5.08125000	A-1, A-2, A-3, M-2, M-4, M-6, M-8, M-7, M-5, M-3, M-1

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non-Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	**2,155.70**	**2,155.70**	**0.00**	**0**	**0.00**	**203,254.04**	**26,100.39**	**25,155.84**	**0.00**	**0.00**	**0.00**


7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
M-6	0.00	0.00	0.00	0.00	0.00
M-7	0.00	0.00	0.00	0.00	0.00
M-8	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00

(B) Basis Risk/Net WAC Shortfall Amounts

Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
(1)	(2)	(3)	(4)	(5)
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	-0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
472.77	0.00	0.00	472.77	0.00
337.69	0.00	0.00	337.69	0.00
0.00	0.00	0.00	0.00	SB
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00



8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	1,897	650,012,926.42	1,890	649,997,434.93	460	201,001.16	12	3,382,994.95	0	0.00	0	0.00	1,878	648,270,917.31

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.32062717	7.45710726	370.95	370.95	6.89562716	7.03210726	6.89562716	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	6.40%	3.40%			3.40%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00



GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QO3

June 26, 2006

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,857	639,711,640.55	0	0.00	0	0.00	0	0.00	0.00	1,857	639,711,640.55
30 days	20	8,347,585.54	0	0.00	0	0.00	0	0.00	0.00	20	8,347,585.54
60 days	1	211,691.22	0	0.00	0	0.00	0	0.00	0.00	1	211,691.22
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**1,878**	**648,270,917.31**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0.00**	**1,878**	**648,270,917.31**

Current	98.88%	98.68%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	98.88%	98.68%
30 days	1.06%	1.29%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.06%	1.29%
60 days	0.05%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%	0.03%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**100.00%**	**100.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**



11. Delinquency Data

	Totals Count	Totals Balance	Totals % Count	Totals % Balance
1 Month	20	8,347,585.54	1.06%	1.29%
2 Months	1	211,691.22	0.05%	0.03%
3 Months	0	0.00	0.00%	0.00%
4 Months	0	0.00	0.00%	0.00%
5 Months	0	0.00	0.00%	0.00%
6 Months	0	0.00	0.00%	0.00%
7 Months	0	0.00	0.00%	0.00%
8 Months	0	0.00	0.00%	0.00%
9 Months	0	0.00	0.00%	0.00%
10 Months	0	0.00	0.00%	0.00%
11 Months	0	0.00	0.00%	0.00%
12 Months	0	0.00	0.00%	0.00%
13 Months	0	0.00	0.00%	0.00%
14 Months	0	0.00	0.00%	0.00%
15 Months	0	0.00	0.00%	0.00%
16 Months	0	0.00	0.00%	0.00%
17 Months	0	0.00	0.00%	0.00%
18 Months	0	0.00	0.00%	0.00%
19 Months	0	0.00	0.00%	0.00%
20 Months	0	0.00	0.00%	0.00%
21 Months	0	0.00	0.00%	0.00%
22 Months	0	0.00	0.00%	0.00%
23 Months	0	0.00	0.00%	0.00%
24 Months	0	0.00	0.00%	0.00%
25 Months	0	0.00	0.00%	0.00%
26 Months	0	0.00	0.00%	0.00%
27 Months	0	0.00	0.00%	0.00%
28 Months	0	0.00	0.00%	0.00%
29 Months	0	0.00	0.00%	0.00%
30 Months	0	0.00	0.00%	0.00%
31 Months	0	0.00	0.00%	0.00%
32 Months	0	0.00	0.00%	0.00%
33 Months	0	0.00	0.00%	0.00%
34 Months	0	0.00	0.00%	0.00%
35 Months	0	0.00	0.00%	0.00%
36 Months	0	0.00	0.00%	0.00%
37 Months	0	0.00	0.00%	0.00%
38 Months	0	0.00	0.00%	0.00%
39 Months	0	0.00	0.00%	0.00%
40 Months	0	0.00	0.00%	0.00%
41 Months	0	0.00	0.00%	0.00%
42 Months	0	0.00	0.00%	0.00%
43 Months	0	0.00	0.00%	0.00%
44 Months	0	0.00	0.00%	0.00%
45 Months	0	0.00	0.00%	0.00%
46 Months	0	0.00	0.00%	0.00%
47 Months	0	0.00	0.00%	0.00%
48 Months	0	0.00	0.00%	0.00%
49 Months	0	0.00	0.00%	0.00%
50 Months	0	0.00	0.00%	0.00%
51 Months	0	0.00	0.00%	0.00%
52 Months	0	0.00	0.00%	0.00%
53 Months	0	0.00	0.00%	0.00%
54 Months	0	0.00	0.00%	0.00%
55 Months	0	0.00	0.00%	0.00%
56 Months	0	0.00	0.00%	0.00%
57 Months	0	0.00	0.00%	0.00%
58 Months	0	0.00	0.00%	0.00%
59 Months	0	0.00	0.00%	0.00%
60+ Months	0	0.00	0.00%	0.00%



12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00



13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance



D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%	0.00%			0.00 %
	Constant Default Rate	0.00%	0.00%			0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

14. Credit Enhancement Report

Reserve Accounts			DEPOSITS		WITHDRAWALS		
Description	Source	Beginning Balance	Investment Earnings	Other Deposits	Draws	Releases	Ending Balance
Basis Risk Shortfall Reserve	Goldman Sachs & Company	0.00	0.00	0.00	0.00	0.00	0.00



15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	92.13427952%	0.00000000%

	Ending Percentage
M-1	2.56231327%
M-2	1.30620363%
M-3	0.50239382%
M-4	0.50244264%
M-5	0.50245436%
M-6	0.50248365%
M-7	0.70363293%
M-8	0.50259495%
Class M Total:	7.08451925%
SB	0.80214973%
R-I	0.00000000%
R-II	0.00000000%
Class B Total:	0.80214973%

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	5,200,103.41	5,200,103.41	0.00	5,200,103.41	5,200,103.41



17. Excess Cashflow, Overcollateralization and Derivative Amounts

	Excess Cashflow and Derivative Summary	
(1)	Scheduled Unmodified Net Interest	3,735,116.64
(2)	Interest Losses	0.00
(3)	Subsequent Recoveries	0.00
(4)	Interest Adjustment Amount	0.00
(5)	Certificate Interest Amount	3,067,810.28
(6)	OC Reduction Amount	0.00
(7)	Excess Cashflow Prior to OC Provisions	667,306.36

	Overcollateralization and Derivative Amounts	
	Excess Cashflow Prior to OC Provisions	667,306.36
(1)	Unreimbursed Principal Portion of Realized Losses	0.00
(2)	Principal Portion of Realized Losses	0.00
(3)	Overcollateralization Increase	0.00
(4)	Prepayment Interest Shortfall	0.00
(5)	Unpaid PPIS With Accrued Interest	0.00
(6)	Basis Risk Shortfall Carry-Forward Amount	810.46
(7)	Relief Act Shortfall	0.00
(8)	Unreimbursed Realized Losses	0.00
(9)	To Class SB Certificates	666,495.90



18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
After StepDown Date and Senior Enh Percent >= Target Percent	False
Sixty-Plus Delinquency Percentage >= Target %	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss % >= Scheduled Loss %	
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Trigger Event is in effect	False
Stepdown Date and Trigger Event in effect	
Trigger Event is in effect on or after StepDown Date	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans Inc., 2006-QO3
June 26, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	5,485,579.04
Prepayment Premium	95,103.43
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	2,155.70
Total Deposits	5,582,838.17

Uses of Funds	Amount
Transfer to Certificate Account	5,556,737.69
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	26,100.39
Derivative Payment	N/A
Total Withdrawals	5,582,838.08
Ending Balance	0.00